MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____)

Brilliance China Automotive Holdings Limited (the "Registrant") is furnishing under the cover of Form 6-K the announcement dated May 9, 2002 regarding proposed adoption of new share option scheme and amendments to the Bye-laws.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PROPOSED ADOPTION OF NEW SHARE OPTION SCHEME AND AMENDMENTS TO THE BYE-LAWS

The Board has proposed the adoption of the New Share Option Scheme to replace the Existing Share Option Scheme and that certain amendments be made to the Bye-Laws of the Company to take advantage of the recent changes to the Listing Rules.

A circular containing a summary of the New Share Option Scheme, the particulars of the proposed amendments to the Bye-laws and a notice of the SGM will be dispatched to shareholders of the Company as soon as possible.

NEW SHARE OPTION SCHEME

The Board notes that the HKSE has on 23 August 2001 announced amendments to Chapter 17 of the Listing Rules, came into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the HKSE, the Board considers that it is in the interests of the Company to terminate the Existing Share Option Scheme and to adopt the New Share Option Scheme. The purpose of the New Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group or any entity in which the Group holds any equity interest.

The New Share Option Scheme is conditional upon:

(i) the passing of an ordinary resolution at the SGM approving the adoption of the New Share Options Scheme and the termination of the Existing Share Option Scheme;

(ii) the listing committee of HKSE granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme; and

(iii) if applicable, the Bermuda Monetary Authority granting approval of the New Share Option Scheme, and the subsequent granting of options to subscribe for new Shares under the New Share Option Scheme and the allotment and issue of new Shares upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme.

Upon termination of the Existing Share Option Scheme, no further options will be granted thereunder but in all other respects, the provisions of the Existing Share Option Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith. As at the date of this announcement, the Company had granted options to subscribe for a total of 336,160,000 Shares under the Existing Share Option Scheme to certain employees and Directors, of which options to subscribe for 304,360,000 Shares have been exercised, options to subscribe for 31,800,000 Shares remained outstanding. No option has been cancelled or lapsed in accordance with the terms of the Existing Share Option Scheme.

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

The Board notes that the Companies (Amendment) Ordinance 2001 has come into effect on 4 January 2002 which permits the companies to offer its shareholders the chance to elect to receive, in place of the complete annual report and accounts (each, a "**Long Form Report**"), a summary financial report which is derived from and summaries the Long Form Reports ("**Summary Financial Report**"). The new law also allows the companies to offer its shareholders the opportunities to choose not to receive a printed copy of either the Long Form Report or the Summary Financial Report and to rely instead on the versions of those documents that will be published on the companies' website.

Following the aforesaid amendments to the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the Stock Exchange has on 17 February 2002 announced amendments to the Listing Rules to permit the listed companies to distribute Summary Financial Report in place of the Long Form Report, provided that they ascertain the wishes of the shareholders and comply with the relevant legal requirements of their place of incorporation and provisions of their constitutional documents. The amendments are effect for annual reports in respect of accounting periods ending on or after 31 October 2001. The Board notes that the Stock Exchange has on 5 February 2002 announced amendments to the Listing Rules which have come into effect on 15 February 2002 which permits listed companies to send or otherwise make available corporate communications to its shareholders using electronic means with their prior approval if this is permissible under applicable laws and regulations and the constitutional documents of the listed companies.

The current law of Bermuda does not allow a company incorporated in Bermuda to provide to its shareholders the Summary Financial place of the Long Form Report and there is no current proposal to change the Law in Bermuda to permit companies incorporated in Bermuda to do so. However, the Directors are of the view that amendments to the Bye-Laws should be proposed in order to allow the Company to take advantage of the recent changes to the Listing Rules once it is permissible under Bermuda laws to send to shareholders of a Bermuda incorporated company the Summary Financial Reports in place of the Long Form Reports. Subject to the Electronic Transactions Act 1999, a company incorporated in Bermuda can make available to its shareholders corporate communications using electronic means.

The Board therefore propose to amend the Company's Bye-Laws to permit the Company to take advantage of the recent changes to the Listing Rules (i) by allowing shareholders to choose to receive the Summary Financial Report in place of the Long Form Reports once it is permissible to do so under the Bermuda law and to receive copy of corporation communication by electronic means or relying on the versions of those documents published on the Company's website instead of printed copies of such documents.

The proposed amendments are subject to the approval of the shareholders of the Company by way of a special resolution to be proposed at the SGM.

GENERAL

A circular containing a summary of the New Share Option Scheme and particulars of the proposed amendments to the Bye-Laws and a notice of the SGM together with a form of proxy for use in relation to the SGM will be dispatched to shareholders of the Company as soon as possible.

DEFINITIONS

"Board"	the board of Directors;
"Bye-Laws"	the bye-laws of the Company;
"Company"	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on The New York Stock Exchange, Inc and HKSE;
"Directors"	directors of the Company;
"Existing Share Option Scheme"	the existing share option scheme of the Company which was adopted by the Company on 20 October 1999 and expiring on 19 October 2009;
"Group"	the Company and its subsidiaries;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Listing Rules"	the Rules Governing the Listing of Securities on the HKSE;
"New Share Option Scheme"	the share option scheme proposed to be adopted by the Company at the SGM;
"SGM"	the special general meeting of the Company to be held on Friday, 28 June 2002 immediately after the closing of the annual general meeting to be held at 9 a.m. on the same date or the adjournment thereof, at the Grand Hyatt, 1 Harbour Road, Wanchai, Hong Kong, to consider and, if appropriate, to approve the adoption of the New Share Option Scheme, the termination of the Existing Share Option Scheme and the proposed amendments to the Bye-Laws;
"Shares"	shares of US$0.01 each in the capital of the Company; and
"US$"	United States dollars, the lawful currency of the United States of America.

By Order of the Board
Yang Rong
Chairman

Hong Kong SAR, 9 May 2002

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
（華晨汽車控股有限公司）*

（於百慕達註冊成立之有限公司）

建議採納新購股權計劃
及修訂公司細則

董事會建議採納新購股權計劃以取代現有購股權計劃，並對本公司的公司細則作出若干修訂，以受惠於上市規則最近作出的修訂。

本公司將會盡快向股東寄發通函，其中將載有新購股權計劃的概要、建議修訂公司細則的詳情及股東特別大會通告。

新購股權計劃

董事會注意到聯交所已於二零零一年八月二十三日公佈對上市規則第十七章作出修訂，修訂已於二零零一年九月一日開始生效。為符合上市規則的修訂及聯交所的公佈，董事會認為，終止現有購股權計劃並採納新購股權計劃乃符合本公司的利益。新購股權計劃旨在為計劃參與者對本集團所作出的貢獻提供鼓勵或獎賞，及／或使本集團能夠延聘及挽留高質素的僱員以及吸引對本集團或本集團持有股權的任何實體而言具有價值的人才。

新購股權計劃的落實，有待：

(i) 股東特別大會上通過普通決議案批准採納新購股權計劃並終止現有購股權計劃；

(ii) 聯交所上市委員會批准因行使附於根據新購股權計劃所授出購股權的認購權而可予配發及發行的任何新股份上市及買賣；及

(iii) （倘適用），百慕達金融管理局批准新購股權計劃、其後根據新購股權計劃授出可認購新股份的購股權，以及因行使根據新購股權計劃可能授出的購股權所附有的認購權而配發及發行的新股份。

現有購股權計劃終止後，將不會再根據該計劃授出任何購股權，惟於任何其他方面而言，現有購股權計劃的條文將維持十足效力，且於該計劃終止之前已授出之所有購股權將根據該計劃而繼續有效並可予行使。於本公佈刊發當日，本公司已根據現有購股權計劃授出合共可認購336,160,000股股份的購股權予若干僱員及董事，當中可認購304,360,000股股份的購股權已獲行使，另有可認購31,800,000股股份的購股權尚未行使，並無任何購股權已根據現有購股權計劃條款被註銷或失效。

建議修訂本公司之公司細則

董事會注意到二零零一年公司（修訂）條例已於二零零二年一月四日開始生效，准許公司讓股東選擇收取摘錄自並概括了完整年報及賬目（各自稱為「**完整報告**」）之財務摘要報告（「**財務摘要報告**」），代替收取完整報告。新法例亦准許公司讓股東有機會選擇不收取完整報告或財務摘要報告的印行本，轉而依賴該等文件在公司網站內發佈的版本。

在公司條例（香港法例第32章）作出上述修訂後，聯交所已於二零零二年二月十七日公佈對上市規則作出修訂，准許上市公司派發財務摘要報告以代替完整報告，惟彼等須確定股東的意願並遵守彼等的註冊成立地點的相關法例規定，及公司組織章程的條文。修訂對截至二零零一年十月三十一日或以後結束的會計期間具有效力。董事會注意到，聯交所已於二零零二年二月五日公佈對上市規則作出修訂，修訂已於二零零二年二月十五日開始生效，准許上市公司在取得股東事先批准，及在適用法例及法規允許且符合上市公司本身的組織章程文件的情況下，發送或以其他電子傳送方式向彼等的股東提供公司通訊。

現行百慕達法例並不准許於百慕達註冊成立的公司向股東提供財務摘要以代替完整報告，而目前尚未有建議修訂百慕達法例以准許於百慕達註冊成立的公司如此行事。然而，董事認為建議對公司細則作出修訂，可使本公司因上市規則最近作出的修訂，在百慕達法例一旦准許於百慕達註冊成立的公司向股東提供財務摘要以代替完整報告時受惠。根據一九九九年電子交易法案（Electronic Transactions Act 1999）的規定，於百慕達註冊成立的公司可以電子方式向股東提供公司通訊。

董事會因此建議修訂本公司的公司細則，以便准許本公司利用上市規則最近作出的修訂：(i)在百慕達法例一旦准許的情況下，讓股東選擇收取財務摘要報告以代替完整報告，並以電子方式收取該等文件或依賴該等文件在本公司網站所發佈的版本，以代替該等文件的印行本。

建議修訂有待本公司股東通過有待於股東特別大會上提呈的特別決議案後，方為作實。

一般事項

本公司將會盡快向股東寄發通函，其中載有新購股權計劃的概要、建議修訂公司細則的詳情、股東特別大會通告以及適用於該股東特別大會的代表委任表格。

釋義

「董事會」	指	董事會；
「公司細則」	指	本公司的公司細則；
「本公司」	指	Brilliance China Automotive Holdings Limited（華晨中國汽車控股有限公司），一家於百慕達註冊成立的獲豁免有限公司，其股份於紐約證券交易所有限公司及聯交所上市
「董事」	指	本公司董事；
「現有購股權計劃」	指	本公司於一九九九年十月二十日採納，將於二零零九年十月十九日屆滿的現有購股權計劃；
「本集團」	指	本公司及其附屬公司；
「聯交所」	指	香港聯合交易所有限公司；
「上市規則」	指	聯交所證券上市規則；
「新購股權計劃」	指	本公司將於股東特別大會上建議採納的購股權計劃；
「股東特別大會」	指	本公司將於二零零二年六月二十八日（星期五）緊隨同日上午九時正召開的股東週年大會或其續會結束後，假座香港灣仔港灣道1號君悅酒店舉行的股東特別大會，以考慮（如適用）批准採納新購股權計劃、終止現有購股權計劃，及建議修訂公司細則；
「股份」	指	本公司股本中每股面值0.01美元的股份；及
「美元」	指	美利堅合眾國法定貨幣，美元。

承董事會命
主席
仰融

香港特別行政區，二零零二年五月九日

* 僅供識別

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By: Xiaoan Wu

Name: Xiaoan Wu
Title: Executive Vice President and Chief Financial officer

Date: May 10, 2002